UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-36231

SCORPIO BULKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 27, 2019, Scorpio Bulkers Inc. (the “Company”) increased the size of its board of directors (the “Board”) from seven to eight members, and appointed Berit Ledel Henriksen to serve as a Class B Director, effective as of the same date. The Board has determined that Ms. Henriksen is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.
Ms. Henriksen has extensive experience from the banking and finance industries. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen serves on the board of directors of three privately held companies in Norway and Canada, and on the Nomination Committees of Equinor ASA and Norsk Hydro ASA, two Norwegian listed companies. She is also a member of Norsk Hydro ASA’s Corporate Assembly. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway's largest financial services group, where she focused on shipping, energy and other international industries. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy, and was Head of DNB Americas in New York between 1998 and 2004. She also previously held various other bank related board positions. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.
Additionally, on February 27, 2019, the Board approved the reloading of the 2013 Equity Incentive Plan (the "Plan") and reserved an additional 234,832 common shares, par value $0.01 per share, of the Company for issuance pursuant to the Plan.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-217445), the Company's registration statement on Form F-3 (File No. 333-221441), the Company's registration statement on Form F-3 (File No. 333-222013) and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated:	March 1, 2019	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer